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                         ABR INFORMATION SERVICES, INC.
                          34125 U.S. Highway 19 North
                        Palm Harbor, Florida 34684-2141

     [LOGO]

                                                                     May 7, 1999

Dear fellow stockholder:

    I am pleased to inform you that on April 30, 1999, our company, ABR Information Services, Inc., entered into a Merger Agreement with Ceridian Corporation and Spring Acquisition Corp., a wholly owned subsidiary of Ceridian. Pursuant to the Merger Agreement, Spring Acquisition Corp. is today commencing a tender offer to purchase all outstanding shares of voting common stock, par value $0.01 per share, of the Company at a price of $25.50 per Share, which represents approximately a 46% premium to ABR's closing stock price on April 30, 1999, the last trading day prior to the announcement of this transaction. The Merger Agreement provides that each Share not acquired by the Purchaser in the Offer will be exchanged for the same consideration payable pursuant to the Offer in cash in connection with the merger of the Purchaser with and into the Company, which is expected to occur as soon as practicable following the purchase of Shares in the Offer.

    Your Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares to Spring Acquisition Corp. pursuant to the Offer.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among others, the opinion of Goldman, Sachs & Co., the Company's financial advisor, to the effect that, as of April 30, 1999 and based upon and subject to the considerations and limitations set forth in the opinion, the $25.50 in cash per Share to be received by the stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman, Sachs & Co. is attached to the enclosed Schedule 14D-9, and you are urged to read the opinion carefully and in its entirety.

    Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9.

    Also enclosed are Spring Acquisition Corp.'s Offer to Purchase, dated May 7, 1999, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your Shares. On behalf of the Company, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a stockholder of the Company.

                                                    Sincerely,

                                                    /s/ James E. MacDougald

                                                    James E. MacDougald
                                                    Chairman of the Board,
                                                    Chief Executive Officer
                                                    and President